UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001- 39167

Molecular Data Inc.

5/F, Building 12, 1001 North Qinzhou Road

Xuhui District, Shanghai 201109

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change to Audit Committee Composition

Molecular Data Inc. (“Molecular Data” or the “Company”) (Nasdaq: MKD), a leading technology-driven platform in China’s chemical industry, today announced that Dr. Dongliang Chang ceases to serve as a member of the audit committee of the board of directors of the Company, effective immediately to ensure audit committee independence. Dr. Chang will continue to serve as the Chairman of Board of Directors.

The Company will now have an audit committee of two members, Dr. Dawei Ma and Dr. Ning Zhu, who are independent directors, to comply with Rule 10A-3 under the Securities Exchange Act of 1934. The Company chose to follow its home country practice in lieu of the requirement under Nasdaq rule 5606(c) to have an audit committee of at least three members.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Molecular Data Inc.

By	:	/s/ Steven Foo
Name	:	Steven Foo
Title	:	Chief Financial Officer

Date: December 29, 2020